Filed by Omnichannel Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Omnichannel Acquisition Corp.

Commission File No.: 001-39726

Date: November 10, 2021

Transcript of interview of Matt Higgins and Sean Harper

Nick Clayton:

Hello and welcome to another SPACInsider podcast. I’m Nick Clayton. And this week my colleague, Marlena Haddad, and I will be speaking with Sean Harper, CEO and co-founder of Kin Insurance. Kin announced a business combination with Omnichannel Acquisition Corp in July. Omnichannel chairman and CEO, Matt Higgins, also joins us to discuss the SPAC side perspective on the transaction. Kin is applying machine learning and data science to the homeowners insurance market, one that has stubbornly resisted technological change for decades. We talk about how Kin has vaulted over the high barriers to entry in that industry and how much a direct-to-consumer business model could shake up the business. Take a listen.

Nick Clayton:

All right. So to start things off, Sean, I just wanted to get into your background a little bit. From founding FeeFighters to and carry on to 2Checkout, you have a lot of experience in FinTech. Can you just walk us through that journey a bit and how that brought you to the home insurance market?

Sean Harper:

Yeah. It’s crazy. I mean, so I grew up programming. I was just a nerdy kid. I went to program at an early age, got really into tech and that was it. That was my jam until I went to college. And I went to college at the University of Chicago, which is probably one of the nerdiest schools around and huge on economics. And so, and I just got hooked on economics when I was there and started doing a lot of financial internships. I worked at Goldman. I worked at Credit Suisse]. I worked at a hedge fund. And coming out of college, I was like there probably is an intersection here. Found myself at the Boston Consulting Group working on a lot of these reinvention projects for credit card companies, insurance companies, other areas of financial services. And I guess I just sort of fell into it.

Sean Harper:

And I love it. And the reason why I love it is because finance is such an important part of people’s day-to-day lives. And it can always be made more efficient. And I love it as a technologist because if you look inside a bank or a software company, these are all software companies in disguise. It’s all being done on the computer. And it should be super efficient. These companies should be amazing at software. But what you find when you go in there is a lot of the times they’re not. They’re not really good at software. So in our space, in homeowners insurance, average competitor is 100 plus years old. And they’re not great with technology. And if you walk around, if you go to one of these big insurance companies and you walk around the halls, which we did, because we had a year basically to come up with the idea for Kin. You’ll find all these brilliant people. And many of them are really frustrated.

Sean Harper:

And the reason why they’re frustrated is because they can’t do the cool stuff that they want to do because the technology that’s in place at the firm won’t let them. And so I think I’m going to keep doing this. I love it. So coming out of the consulting, I worked at a VC firm, did a lot of FinTech stuff there.

Sean Harper:

My company FeeFighters was a payment processor. And what happened in payments is amazing because payments sort of used to look the same. It was all these old companies running a lot of really old technology. Customers were unhappy. They were underserved. There were a lot of middle men in the industry that took a lot of the money away from it. And it got completely up-ended. So if you look at the most successful payments companies right now, they’re all tech companies. They were all started recently. You look at a Stripe, a Square, a Toast that just went public. You look at PayPal which is sort of the grandfather of them all. And that’s really a space that’s absolutely dominated by tech companies. So I think the same thing will happen in insurance. It’s been slower to come to insurance I think because maybe insurance is a little bit of a harder industry to enter. And insurance has a lot of barriers to entry. It requires a lot of capital. The regulatory regime is complicated because it’s regulated on a state by state basis.

Sean Harper:

So I think it’s been slower to come, but you can see it coming. Last year, I think there were $10 billion or more of VC investment in insurance. And we started this company a little bit more than five years ago. We were sort of at the early end of that. But I think it’s here to stay. If you look at insurance 10 years from now, it will be unrecognizable relative to the industry today. It’ll be so much more techy, be a lot of new companies. Customers will be a lot happier and that’ll be really cool. It’s exciting.

Marlena Haddad:

So Sean, just going off of that, I’m curious to hear more about how technology has changed in the homeowners insurance industry and how exactly has it lagged? And why has technology penetration been so much more difficult for homeowners insurance rather than let’s say renters insurance or auto insurance?

Sean Harper:

There are a bunch of ways, but the three main areas where tech really helps in homeowners insurance is first on sort of marketing, sign up, user experience. To get insurance for your house, you used to have to go talk to a dude in a strip mall. You used to have to fill out these questions about things about your house. It was really inconvenient. The marketing is really inconvenient. It’s so untargeted. I get so many State Farm mailings every year, yet State Farm doesn’t actually want to underwrite my house. So that’s the first part. And if you can really solve that user experience, that sort of only marketing to the customers that you want, that allows you to go direct to consumer, which is a much better experience. And also you save a lot of money, so you don’t have to pay those agents in the strip malls.

Sean Harper:

The second part is underwriting and pricing. And so where that really helps us is in our ability to bring in much, much more data. So in the old way of doing it, you’d have maybe 40 fields of data that were all self-reported by the agent or the user. And it’s not really a great way to do it because first of all, it’s not that much data. Obviously homes are really complicated. They’re all different. They’re all built differently. You can’t encapsulate all of the knowledge about a home in just 40 fields of data. Also asking the user is probably not a great way to do it. There’s a reason why when you sign up for a credit card, they don’t just ask you, “Hey, do you usually pay your bills on time?” Because of course you’re going to say, “Yeah, I’m super responsible.”

Sean Harper:

I always feel like that’s silly. So why do we rely so much on self-reported data in the insurance industry? So what we’re able to do is totally different. We’re able to manufacture and source thousands of fields of data about every home. We really understand how resilient that home is going to be to different types of weather that might strike it. Because that’s really what you’re insuring against with homeowners is damage due to the weather. And so it’s more data and it’s also a lot more reliable. So it’s coming from known sources. Now they’re not all perfect, but at least they’re unbiased and they’re of known quality and they’re also often redundant. I might have five different ways of understanding ending the shape of somebody’s roof. So I know once I’ve compared all five of them, we have a pretty good idea of what the true state of somebody’s roof is.

Sean Harper:

And then the third is in claims. And claims right now is done super manually in the industry. Something bad happens to your house, you notice it, you call your insurance company. A couple days later, hopefully or more, a guy in a pickup truck drives up and [inaudible 00:07:23] and does all this stuff manually to try to figure out the state of the claim. What we’re able to do is totally different. We’re able to use images that are uploaded by text message by the customer and aerial imagery. And that allows us to actually adjust these claims a lot faster, which saves us money, is a better user experience, especially in the hardest scenario is when there’s a big storm or there’s a big fire and there’s a lot of claims all at once. And that’s when that automation really, really helps you because you’re just able to settle them a lot faster versus sometimes it could be a month the old way before somebody even comes out to analyze the damage. So it’s really inefficient.

Sean Harper:

So those are the three areas where we see tech really helps in homeowners insurance. I think the reason why, there are a couple of reasons why the industry’s been pretty slow to adopt. I think first of all, it’s a hard industry to enter. Second of all, the companies that are in the space are pretty old. And they’re just sort of fine doing things the same way that they’ve always done it. Most of these companies make money. Some of them are growing. They don’t really have a reason to change until an upstart comes along and starts doing things differently.

Sean Harper:

And then I also think just demographically, it lags behind a lot of other areas of financial services because you buy homes later in life. I didn’t buy my first house until... I’m 41 now. So I didn’t buy my first house until I was 36. Okay, well I got my first auto insurance when I was 21 probably. I got my first credit card when I was 18. And so as people’s expectations with respect to how technology serves them evolve, it just is hitting homeowners insurance later just because of the time in life that people start buying homes.

Marlena Haddad:

And you guys are in California, Florida, and now Louisiana. What made you decide on those states? And what factors present in those markets do you see in other markets I might make as expansion opportunities?

Sean Harper:

Yeah. So a few things. So first of all, we like big states. Those are all big states. So Florida and California are both $10 billion markets on their own almost. Florida’s a little bit more than 10. California’s a little less. So we like big states. We also like states where there’s a higher average cost of insurance because that means that all the cool stuff that we’re doing at the tech side actually really helps the customer more. In a place in like Florida, typical middle class home might pay $2,000 to $3,000 for insurance. In Nevada, it’s like $600. So it just people think about it a lot more. It’s a more important part of their life. So we’d rather be in those places where insurance is more expensive. Those two things tend to correlate pretty well actually. In most of the bigger markets, the coastal markets, the big population centers, insurance does tend to be more expensive. Those places tend to be more exposed to extreme weather because they tend to be coastal. The housing stock there is worth more. So that of course drives the cost of insurance up, too.

Sean Harper:

And then the other thing is that our tech is good everywhere. It really helps everywhere. But it helps us more in those markets where there’s more extreme weather. And that’s happening everywhere. The California and Florida obviously, and Louisiana too, they’re at the very forefront of being impacted unfortunately by climate change. And that will impact everybody I’m sorry to say. So here in Chicago where I live, it’s relatively safe right now. I don’t think it always will be because the just global warming is wrecking havoc on the climate. And so we really wanted to go to those places that were more climate exposed because our tech actually is really good at understanding which homes are going to be resilient to this newly extreme weather. And so it helps us in our relative underwriting results I think are better in areas like that than they would be in simpler market like Wisconsin, where I grew up.

Marlena Haddad:

Okay. And so as you just mentioned, more areas of the country have been seeing increases in weather related property damage. Can you tell me a little bit more about how climate change impacts your business?

Sean Harper:

Absolutely. So first of all, homeowners insurance is a growing industry. It’s growing very quickly. And it’s growing because we’re investing more and more in our homes, making them nicer and because the weather’s becoming more and more extreme. So that’s really good for our business actually. There’s more premiums out there. Even from when we started this business, it was about $100 billion industry, a little bit less. Now it’s $110 billion, just a few years later. So it’s growing.

Sean Harper:

The other is that a lot of the legacy competitors, they’re really bad at adapting to change because of course they are. These are really old companies. They’re not built to adapt to change. And so the types of changes that are happening, consumer preferences are changing. We talked a little bit about that. Technology is changing a lot. And now you have the weather changing. And so for a new company that’s able to come in and be really nimble and bring cutting edge technology and bring cutting edge data science, this actually creates an amazing opportunity for us because we can sort of zig in and out of these opportunities. And it’s a business opportunity.

Sean Harper:

We also, just as entrepreneurs, inside of our company, this, we take it really seriously. This is something that brings a lot of meaning to us that we’re helping people who really need us. And insurance is really important to the functioning of our economy, especially homeowners insurance. You can’t get a mortgage unless you have homeowners insurance. And this is something that takes up two percent on average people’s income. So it’s a hugely important part of people’s lives, especially in these climate exposed areas. And without it, we can’t survive. So we just feel really honored to be able to provide the service to people and do it really well, do it really efficiently, do it really high quality. So yeah, it’s a very meaningful task that we’re undertaking.

Nick Clayton:

Yeah. That’s really interesting. And I actually, goes right into what I wanted to get to next, which is into how you find those qualitative differences in terms of how your data infrastructure works. We’ve had interesting discussions on this podcast with other companies about how big data and machine learning can revolutionize things like ad targeting. And could you just walk us through about how your platform crunches the numbers on risk for individual properties. And what are some data points that the average person might not think about, but that play a role there?

Sean Harper:

Yeah. So there are a lot of things about it. So one thing that makes it hard is homes are so idiosyncratic. You and I could be next door neighbors and have totally different risk profiles because you might have a new roof and I have an old roof. But your roof has this shape and my roof has this shape.

Sean Harper:

So I’ll just talk through one example, which is the impact of the roof. So with a roof, there are really three things that historically insurance companies have taken into account, the shape of the roof because when it gets really windy, if you have an angled side, that is pretty good. The wind sort of goes over it. But if you have a flat side, the wind will bump into it and actually can go under and lift the roof off. It’s sort of like a sail.

Sean Harper:

So up here in the north, a lot of the times you’ll have roofs that are angled on two sides and flat on two sides. It’s called a gable roof. If you go to Florida, you’ll see a lot more roofs that are shaped like a pyramid basically. It’s a hip shaped roof. And then of course you’ll have a lot of roofs that have sort of complicated shapes. Most of it might be hip, but it might have a few gable surfaces for a window or a garage or a family room or something like that. And so understanding the shape is really important. The old way you basically ask the user or the agent, “Hey, what’s the shape?” And they’ll tell you and usually they’ll be reasonably accurate except they will lose a lot of the granularity of those subsurfaces. So by understanding that, you can actually tell, oh, this roof is not 100% hip like the user might think. It’s only 85% hip.

Sean Harper:

And that actually creates a really big difference because that one flat surface, the wind can hit into it and it can puncture the home and actually lift the roof right off of the home. So that’s one where it’s like everybody has the notion that this is a predictive variable. But they don’t have a good data set for it because they’re relying on the user.

Sean Harper:

Now the next one you have is the material on the roof. And there’s actually lots and lots of different types of shingles if you’re able to figure that out. And of course asking the user isn’t a really good way to figure it out because I don’t know. Do you know what kind shingles are on your roof? Most people don’t.

Sean Harper:

And then the last one is age that typically people will use. A typical insurance companies will use age because it’s a proxy for is your roof still in good shape? Does it still have useful life on it? And again, they’re relying on the user or the agent to tell you that. And a lot of people don’t know how old their roof is. And the agents, this is a really tricky thing, because the agents, they spent all day in these insurance carrier systems. And typically in sort of old model, you’ll have one agent who might represent 10 or 15 different insurance companies. And they know the underwriting rules. And they know how to manipulate them. And so if a carrier might, maybe they have a higher price if your roof is more than 10 years old. Guess what? They’re going to end up with a lot of nine year old roofs. It’s because the agents know. They know that they can jam it in as nine and maybe the carrier doesn’t check it and they get the customer a good deal.

Sean Harper:

So those are all three where it’s like the relationship is known, but there’s no good way of putting the data in. Now we have really good way with all the different data sources we use. We’re able to know specifically the answer to each of these things. And then this is the kicker. We’re actually able to add a new variable that nobody else has or not very many people have, which is the condition of the roof. Because remember the age is really just a proxy for the condition. You could have a 10 year old roof that’s in really good shape. You could have a 10 year old roof that’s not in good shape. Those are different risks. So with condition we’re actually able to use aerial imagery, run it through an image recognition algorithm. And it can notice are shingles starting to curl up? Are there lines of sort of discoloration that could tell you that the roof is beginning to age?

Sean Harper:

So that’s just an example. And there’s actually thousands of different variables that go into this. But we just talked about roofs for four minutes here. It’s just a lot of complexity and we’re always getting better. We’re adding more and more data. We’re generating the relationship of which of these data sources are predictive of claims being higher. And I think our models will get much better over time even. They’re good now. And I think they’ll continue to get better.

Nick Clayton:

Totally. And what I also just found interesting from your materials is how the kind of the data science you have in a house plays a heavy role in how you market yourself as well. And I imagine many of your competitors are largely out outsourcing their ad technology work, but you’ve decided to make it proprietary to a large extent. So why is that? And what have you been able to accomplish with that approach?

Sean Harper:

Yeah. This is a really huge part of it because not only do most insurance companies, most big companies, generally outsource their advertising. In insurance it’s unique because they actually outsource most of all of their customer acquisition and servicing. They outsource those to these local age agents who are these two or three man shops on average operating out of a strip mall. And of course they don’t really have any technology for this. No insurance agency, none of these small local insurance agencies anyway, are using machine learning to target their ad spend. None of these guys, they might be buying a few clicks on Google. They might be buying some leads from a lead aggregator. They might be doing some direct mail on a small scale. It’s just not quantitative at all. And so what we’re able to do is actually tie our underwriting and our pricing, because this is another really big problem where you have the insurance company coming up with the underwriting and pricing and the insurance agent doing the marketing.

Sean Harper:

You have this risk that the agent will actually end up marketing to customers that aren’t an appropriate match for the carrier. So there’s a lot of money wasted because the marketing is so untargeted. So what we’re able to do is actually basically underwrite the entire geography, pre-underwrite it. And we run it through our underwriting rules obviously. So we’re not going to market to people we don’t want. We also run it through a response rate model and a claims prediction model. And we’re only going to market specifically to those customers that we really want in the portfolio. And you see this happen in other areas of financial services like in credit cards, Capital One is really great at this.

Sean Harper:

If you get an offer from Capital One, you know that a lot of thought and analysis went into giving you that offer, deciding to give you the offer versus giving your neighbor the offer, et cetera. That’s where insurance is going because you have to tie these things together and you have to bring a lot of data to it. So where you’ll see that help us is our CAC is low. So we spend about $500 all-in to get a customer. So that’s about 30% of the first year’s premium. And then after that, it’s zero. And so we keep 90 plus percent of our customers from one year to the next.

Sean Harper:

And so that really helps us because the old way of doing it is you’ll pay the agent a recurring commission that typically is in sort of the 15% ballpark. So you’re paying 15% every single year. And there’s also a lot of cost to support those agents. So you see it really help us in our customer acquisition math. And then it also helps us in our loss experience because we are not getting those bad risks, the ones that we don’t want, because sometimes they slip through. Maybe you market it to a customer you really don’t want, they come to your site or through the agent and somehow they end up getting through your underwriting even though you don’t want them. That’s not a problem that we have as much because if we’re not even going to show them the ad if we think it’s a customer that we don’t want.

Marlena Haddad:

Right. So what would you say has been the biggest hurdle for rolling out Kin thus far? I’m sure you guys have overcome numerous challenges. Has it been more on the product development side or the operations side?

Sean Harper:

It was really on the regulatory side. So when Kin started out, we were basically a retail insurance agency. This is a long time. This is more than five years ago. And we had some tech wrapped around that retail insurance agency. Now we never liked that because it wasn’t a customized product we were selling. We knew there were things the customer wanted to be different about the insurance product. And so then the next step, because it takes tens of millions of dollars at least to start an insurance company. In the early days, we didn’t have that. So the next step that we took was to become an MGA, which is sort of a virtual insurance company where you’re doing most of the work, if not all of it, but you’re outsourcing the license and the regulatory and the balance sheet to another insurance company.

Sean Harper:

And there’s a specialized ecosystem of insurance companies that do that. They rent out their infrastructure. It’s called a fronting carrier. And so we did that for a couple of years and we were scaling really, really well. But we really ran into a lot of problems because it turns out that that sort of renting a balance sheet model, it’s not very permanent because they can always change the deal on you. And our board was always sort of decided, they were like, wow, this is really scary actually, because you have this single point of failure in this business that we’re investing lots and lots of money and effort into. So at that point we actually decided to create our own balance sheet.

Sean Harper:

But at Kin, we never really wanted to be a balance sheet company. We’re a tech company. We like that sort of tech recurring revenue thing. We don’t want to be exposed to the ups and downs of the weather. And so we actually had to come up with a new structure or it’s really an old structure, but we sort of rejuvenated it. It’s called a reciprocal exchange. It’s really, really cool because there’s a risk pool, it’s actually a separate unincorporated entity called the Kin Interinsurance Network. And that’s an insurance company that’s owned by our policy holders. And so they actually benefit when that does well. And then we get paid a management fee for managing that. So it really kills two birds with one stone because it gives us the sort of predictable SAS-like revenue that we like and our investors like. And it gives us an alignment of interest with our customers that our customers like.

Sean Harper:

And so setting that all up, it took a long time and it created this terrible chicken or an egg problem because we had invest... So this was in summer of 2018 we decided to make the shift. We got regulatory approval for that in the summer of 2019. So it took a whole year to get regulatory approval to make this sort of business model pivot that we need it. And that was actually sort of longer than a lot of our investors thought. So there was a period of time where for a couple of months, we were like, we have our next round of funding here, but we need regulatory approval. And we were just holding our breath. And we were like, is it going to come today? We think it’ll come today. And it does. We almost ran out of cash then. So that was a really big thing. It was scary. I feel like most startups have a near death story, maybe more than one, and that was ours.

Sean Harper:

But since we got regulatory approval for that in the summer of 2019, things have really been going very well. And since then, our hardest problem is just how do we scale this thing efficiently? Because it doesn’t matter how good your tech is. It doesn’t matter how good your people are. It is hard to go from this year we’ll do about four times the premium that we did last year. That’s just a huge, huge growth rate. And making sure that we’re staying efficient, not stressing everybody out too much, not killing ourselves by working every night while still growing that fast is really hard.

Marlena Haddad:

Yeah. And then speaking of products, what adjacent product categories do you think might present some opportunities? And when might we see Kin getting into them?

Sean Harper:

Yeah. So really two directions. One are other insurance products because the thing about the insurance industry is that the homeowners, the type of people that own homes, are demographically really great customers for other products, really good customers for auto insurance, really good customers for life insurance. And that’s because homeowners tend to be higher income. They have more assets. They’re at a stage of their life usually, our average customer is actually in her mid-50s which is about the same age as the average homeowner. And so they’re just at age and so where people that look like that tend to be good drivers too, which is why you’ll see a lot of insurance companies offer these bundle discounts. The reason why they’re doing that, or one of the reasons, is because they know that homeowners tend to be disproportionately good drivers.

Sean Harper:

So we’re really excited to get into some of these other insurance products, especially because we already paid to get this customer. And we already gave them this one really differentiated product. So for us to sell them another product, that product may not need to be as differentiated. It could only be an okay auto insurance product to use an example. But they’ll use it because they’re already our customer, they know us, they like us. We already have a lot of data about them. We’re excited about that.

Sean Harper:

We’re also excited about doing non-insurance products that are related to the home. And so an example of this might be a home warranty product. So now we’re not just covering if your roof blows off, we’re also covering if your dishwasher breaks. That seems like a very natural synergy, the product offshoot for us.

Sean Harper:

Another one that we’re looking at a lot is solar. We’re really experts at people’s roofs. We replace people’s roofs. We fix them as an insurance company. We tend to do business in places where it’s pretty sunny. And we’re also really concerned about climate change. So we’re trying to figure out how can we get into the solar business? And then as far as timeline, we’ll probably do one big product launch next year sometime. And we’re not going to be specific at this point as to which product it’ll be. But for us, we have this one product that’s working incredibly well. And that’s going to occupy a lot of our efforts, just continuing to scale the existing product, get more customers, add some more geographies. And I think we have bandwidth to do one really big product push next year.

Nick Clayton:

Looking forward to that. But moving over to the SPAC side of things a bit, what sort of factors made you to decide to opt for a SPAC route rather than a traditional IPO or a private raise at this stage?

Sean Harper:

So we looked at all of them. And honestly it was just Matt. He was really compelling. Yeah. Matt, he’ll introduce himself at some point. Matt showed up one day. This is in the winter. It’s in February of last year. It’s freezing outside. No one’s doing anything. No one’s going anywhere because of COVID. And we had talked on the Zoom a couple of times. He’s like, “Listen, can I come see you? Can we meet up?” And we met up and we hit it off immediately. And we always are looking. In all of our private rounds, we always added investors who could help us beyond just their money.

Sean Harper:

And Matt showed up and he’s like, “I think I can help you. I think I can help you get more customers because I literally teach the class at Harvard on customer acquisition direct-to-consumer. I think I can help you in Florida, which is your biggest geography because I’m the vice chairman of the Dolphins. And I think I can help you in the real estate industry, because my partner is Steve Ross, who’s the founder of one of the best real estate, one of the big Related, which is this amazing real estate behemoth.

Sean Harper:

And we’re like, that sounds pretty great. Let’s see if we can make this work. And so then of course we negotiated. He subjected us crazy, ridiculous, awful diligence. Looked at every nook and cranny of the business. It was horrible. But, I think-

Matt Higgins:

Thank you, by the way.

Sean Harper:

I’m joking a little bit. It was helpful. But yeah, we just hit it off and we were like it’s almost too good to be true. There’s three ways that they can really help us get to access the public markets, take us to the next level. It’s super exciting.

Nick Clayton:

Great. I wanted to ask Matt next about what Omnichannel’s process was like. It sounds like you now know absolutely all of Sean’s secrets. But just kind of going through it, I mean, how many companies did you look at and what made Kin initially stand out from the pack?

Matt Higgins:

Well, let me give you the quick logic of the SPAC, and sort take you through the process. But I have a ton of different businesses in the consumer space, but particularly direct-to-consumer. And when I was looking at SPACs last year, seeing lots of different individuals get involved. They got a little bit too frothy obviously. But I saw this great study from McKinsey where they basically delved into different cohorts of SPACs to see if one would outperform another. And what they found is that not all SPACs are created equal and that the differentiator of ones that had outperformed were operator-led SPACs where the person at the top had operating experience as opposed to maybe an investor or a celebrity or something else, some other category. And what they found is that operator-led SPACs tend to outperform the SPAC cohort by 40%, the SP even by 10%.

Matt Higgins:

And then they looked into why is that the case? And it may seem obvious in retrospect, but that operator-led SPACs tend to focus on what they know. By focusing on what you know, you tend to be able to go deeper. And you also could, diligence of business, figure out what’s true, what’s not. And then they tend to stay with the companies longer from a governance standpoint because they want to execute what they told the market. So that was sort of the secret sauce. And I’m really passionate about it. Similar to what brought me to teach at Harvard, I felt like there was another way to do it. And my vision with the course that we put together at HBS is I’ve backed so many different direct-to-consumer founders and are these like fundamental questions that I felt like should have been answered for their quarter of million dollars at business school.

Matt Higgins:

Should I go on Amazon or not? And if so, when? That we created this extraordinary course over five days, 23 classes. I thought, well, can I bring that same mentality to a SPAC? Could I put under one roof these incredible consumer giants who are fundamentally mostly CEOs and founders and also obviously public company experts, deal experts, under one tent and then identify an incredible company that we can can take to the public markets, but also do all the things that were identified in the McKinsey report. And that’s what I worked on doing. I put together our team of I believe 21 different people, a lot of different founders, my partner, Gary Vaynerchuk who’s social media genius, thousand employees in the firm we own. Christina Tosi, owner of Milk Bar, does brick and mortar, Omnichannel, every different type of leader that was reversed engineered to help the ultimate target.

Matt Higgins:

In my experience, teaching at HBS or investing in companies, there are certain fact patterns that emerge over and over again, one of them being if you have a great business with a performance marketing machine that’s digitally fueled, but you haven’t heard of them, it’s probably because they don’t really have the brand alchemy to create a great brand. It’s kind of like Kin’s fact pattern, which we’ll get into in a second.

Matt Higgins:

So my thought is let me put together an amazing group of people that you could not rent that was very attractive, but frankly, to reverse a little bit of the dynamic of this SPAC dynamic. I mean, especially these days, you have all these SPACs chasing a limit number of deals, all competing for the same thing. I wanted to put together a group of people that was very compelling that would frankly give me the ability to make the best decision because I’d have options.

Matt Higgins:

So we ran a little bit of a reverse back off, frankly. And then I met Sean. And right away when you sort of break down what is Kin, what is Kin doing? It checked all the different bosses boxes. Massive TAM, $100 billion TAM in a change resistant industry when the average competitor was around since the last pandemic. The unit economics of Sean are amazing, a CAC to LTV ratio for those listening out there. I know this is sophisticated audience, but CAC to LTV of 7.9 is unheard of. And in HBS we generally say as a rule of thumb, three and over is a great business. Two is okay if you have a rocket ship. One is otherwise known as a failure waiting to happen. So when I looked at Sean and looked at the insurtechs that are out there, frankly, I see a lot of businesses that are focused on relatively small TAMs with uninteresting CAC to LTV ratios and with customers that frankly have a low dollar value. So the juice in some cases isn’t worth the squeeze. My feeling was this is an extraordinary business in Kin.

Matt Higgins:

What they were missing was exactly what I thought we could bring. They were missing the sizzle. But Sean built the steak. They’ve been working with their head down in Chicago for five years, built this incredible machine, not a lot of people had heard of. I remember when I did the, who’s Kin? What a great URL, by the way. Three letter word, somebody was thinking through. So that’s what we decided to do. I said, let me go ahead and work with Sean to help build a brand. And to Sean’s point, it was a perfect setup. The relationships we have in Florida is great.

Matt Higgins:

Let’s bring on some of the real estate expertise. Let’s use Gary Vaynerchuk to help build a brand, which we put out this campaign called Florida Man. I encourage everyone to go on YouTube and look at our take on Florida Man. Just all that kind of work where we could add value. My hope is, and anybody listening out there, hold me accountable in two years, that this will become a case study for when you can make a SPAC really work. The value that we’re bringing to Kin is exponential what any bank would bring in a typical underwriting process. This isn’t a deal. This is now a marriage, and I’m going to stick with the company for a very, very, very long time. I’m on the board. I have two board seats. So I’ll stop there. But that was the thinking a year and a half ago. I was like, let me try to do this differently. And let me identify a great company that becomes also, on a personal level, part of my legacy.

Marlena Haddad:

Interesting. And to Sean, what benefits do you see coming from the Omnichannel team specifically? And how do you think they might help amplify the brand?

Sean Harper:

Yes. We talked about the three. It’s Florida and their connectivity there. It’s Matt and Gary and how great they are at customer acquisition. That’s the real estate angle. I can tell you so far, because we’re working on this stuff, we started... I mean, Matt basically joined the team in March before the deal was even signed. And I’d say the two areas where it’s really helped a lot are in making the brand better. Matt found this amazing guy who worked on some of the early Apple campaigns, the Think Different campaign. And he came and he helped us really crystallize our brand message. And so I think what we came up with is really special. It’s Kin. We’re the insurance company built for the new normal. And it really encapsulates the fact that we’re building this company for the future. And the world has changed a lot. And we’re the insurance company that’s built for this world as it has changed.

Sean Harper:

It’s not Florida Man. It’s Florida, Man ad that we did is this incredible seven minute short movie. And do you guys know about the Florida Man meme? Do you know what that is?

Nick Clayton:

Yeah. The headlines.

Sean Harper:

Yeah. So it sucks. It’s so unfair. And we’ve wanted to do something about this forever. We just didn’t really know how until Matt and Gary came and showed us how to do it because there’s these government transparency laws in Florida that make basically everything part of the public record. And so whenever somebody does something really stupid and gets arrested for it, it ends up in a public record and all these click bait websites online will take that and they’ll say, “Florida man does X stupid thing.” And it really makes the state out to be this just amalgamation of dumb hicks basically, which it’s not. Florida’s an amazing state. Its economy’s growing really fast. It has beautiful weather. It’s incredibly diverse. It’s actually a really cool place. And so we wanted to repurpose that.

Sean Harper:

And we made this ad that it’s gotten well over a million views. It’s gone somewhat viral. And people are watching this for seven minutes before they watch the content that they were trying to get to on YouTube. And they’re sharing it with their friends. People have asked us to turn it into a TV show. It’s just really, really funny. And it’s totally different than the type of marketing that you see coming from legacy insurance companies. It doesn’t have an animal. It doesn’t talk about saving you 15%. It doesn’t have a bunch of [inaudible 00:38:35]. It’s really creative and cool. And I think we’ll be doing a lot more of that now. And I’m excited about all the other cool stuff we can do together, too.

Matt Higgins:

And that’s what’s really interesting about Kin and one of the competitive advantages is kind of nuanced. But the traditional insurance companies, they have to spend massive amounts of money to create air cover in a very inefficient way, ads in the right field of Yankee stadium and just all sorts of things that are top of the funnel brand awareness. But they ultimately have to rely on the agent to convert. And the agent, I don’t know how many agents you know. And I have a lot of buddies who grew up in Queens and they’re agents now. They don’t spend all day try to figure out the alchemy of conversion. How do I go ahead and convert on LinkedIn and Instagram? And that stuff is always changing constantly.

Matt Higgins:

So what the advantage with Kin is everything is vertically integrated including the marketing knowhow. So part of the mandate with Sean is how do we create top of the funnel brand awareness, but do it in a really efficient, digital way with always keeping an eye on conversion. I know that’s a long sentence, but so that you’re not simply spraying and praying and hoping that the customer will come. Everything we’re doing is build brand, but do it in a very disciplined Kin-like DTC way.

Matt Higgins:

What I find most fascinating about this business, to Sean’s point, in 10 years, the idea that you used to buy insurance in a strip mall. Well, just like they did? Mom, Dad, tell me about that. It’ll be like, did they sell NFTs there too in a New Jersey strip mall? It makes no sense. It was a virtual product. So that’s what’s fun about this business, whether you fall in love with Kin, who’s listening here, or you one day fall in love with somebody else. This is how insurance will be sold. And it only isn’t sold this way because it was dominated by industry players with monopolistic behavior and they didn’t have to. And now they will have to.

Nick Clayton:

And that’s what’s so interesting about the pairing of you two is that because I think most people, when they think of DTC, they think about specific consumer products whether it’s food or a mattress or this or that. Whereas Kin is very different. And that’s why it just makes it interesting to me for you, Matt, how Kin came onto the radar initially. You have very broad experience in DTC businesses, but were you sort of looking for something where it’s like, I know the business model and if I can connect that to the TAM, one that’s much bigger than hot sauce, there’s something really there.

Matt Higgins:

By the way, that’s a really smart point. You just hit on it. The whole premise of my course, the name of it’s actually called Moving Beyond DTC because DTC is a fiction. It’s a misnomer. All it is is really an upstart looks to disrupt an industry. And it’s like, I don’t need to go to Whole Foods. I’m going to sell my stuff direct on the internet. And their CAC is like four dollars in the beginning because they create a ton of hype on Instagram. That works with the early adopters. But then as you try to scale, you’re like, oh wait, acquisition’s really expensive. It turns out Whole Foods has a very unique role to play, which is as an intermediary. Next thing you know, they’re back to being relying on a intermediary.

Matt Higgins:

Except in insurance. And I would be very skeptical of any insurtech that suddenly finds itself once again, relying on agents, because it actually doesn’t make sense. This is a product that is sold better, more efficiently if actually sold direct because of all the ways in which the third intermediary disrupts the business model. It creates margin leakage, but it also creates disruptions in underwriting. Hey, that roof is really nine years. Let’s not say 10. All the different things that happen. And so it’s funny when I did this deal, everyone’s like insurance? Why not sneakers? Or an Allbirds or something? And I think the answer is the highest and best use of the DTC model is a company that should be sold direct, is a company that really should be vertically integrated. And I can’t even come up with another example, frankly, beyond this. I’m sure there are others.

Matt Higgins:

So that’s what got me excited. Now that what also got me excited, for those who know, know that a lot of the insurtechs that have gone out there, it’s just when you look under the hood, not being critical by anyone in particular, but just generally, they haven’t lived up to the promise. And so as I did my work, I realized there’s going to be a reckoning where people are going to get a little bit sour on the space and say, “But wait, you said you can improve and your loss ratios would improve. And they really haven’t.” And so when I looked at Kin and to Sean’s point, the amount of diligence we conducted was rather painful, borderline cruel. But after doing that work, I realized, oh, you really did build it. You built a machine that is able to underwrite with thousands of data points. You built an incredible sales force. You really did build a retention rate in the 90s and an NPS at 87.

Matt Higgins:

These incredible metrics, you did work and the brand we can build together. So but to your point, if I was placating some audience, I’d say, well, I got to stick within some consumer good because that’s what people think about. But because of the premise of my course is moving beyond DTC and kind of rejecting it as a fiction, this, to me, is the most elegantly constructed pure play direct-to-consumer business that I had come across awesome in my career. And so that’s why I jumped on it.

Matt Higgins:

And it’s taken a lot of work. And the last part I’ll say is I always believe complexity becomes its own moat. Anybody could one day decide to compete against a DTC by launching their own sneakers on Amazon or something, if it’s a consumer good. You can’t wake up tomorrow and say you’re going to create an insurance company. I mean, you could like Sean did, but it’s going to take you five years to do it. And by that point, Kin will be massive. So I do like the fact that it is its own complicated, highly regulated business that’s hard to compete with.

Nick Clayton:

Totally. And just looking ahead, Matt, could you give us an update on the timeline in terms of the deal and what investors should be looking for next?

Matt Higgins:

Yeah, the timeline is we’re looking to close in the fourth quarter. Obviously you don’t control all the elements of this, so we’re still going through our process with the SEC and regulatory approval and whatnot, but that’s generally the timeline. We’ve been at it for some time right now. And what I would encourage... Sean believes in transparency in putting out information. I think we’ve done a great job constantly updating. So if you go kin.com, you’ll see our analyst presentation. You’ll see our most recent results, but there’s just a lot of information to process.

Marlena Haddad:

And then on Kin’s side, what’s coming up next for the company that our listeners should be getting excited about?

Sean Harper:

We’re going to continue to grow. And that’ll be in our existing geographies. We’ll also be launching some new geographies. So the homeowners insurance market is $110 billion. We’re only in 20. So we’re in three states, big states, but it’s only $20 billion. It’s about 20% of the market. We’ll be launching some additional geographies. Now we’re really deliberate about this. We’re not the guys that go and just try to make a land grab because we know that doesn’t work. The underwriting and pricing, the data gets a lot richer as you’re in a state for a longer period of time. And then of course also our marketing efficiency gets better because people start to recognize us and they know that we’re legit. They know friends who have us and had good experiences. So, but we will be launching some new geographies. Our goal is to be at about a $50 billion TAM by the end of next year. So growth, new geographies. We talked about a new product some time next year. Those are all the things that you should be watching for.

Nick Clayton:

Well, great. Sounds like you have a lot of exciting stuff ahead and really on both ends. And it’s been a fascinating discussion both about, as we’ve been talking about, SPACs, about insurance, about how you get a product to customers. And this is going to be a fascinating company to continue to keep an eye on. Thanks so much guys for taking the time to speak with us.

Sean Harper:

Thank you.

Matt Higgins:

Well, thanks for having us. We really appreciate it.

Important Information for Investors and Stockholders

This communication relates to a proposed business combination (the “Business Combination”) between Omnichannel Acquisition Corp. (“Omnichannel”) and Kin Insurance, Inc. (“Kin”). In connection with the proposed Business Combination, Omnichannel has filed with the SEC a registration statement on Form S-4 that includes a preliminary proxy statement of Omnichannel in connection with Omnichannel’s solicitation of proxies for the vote by Omnichannel’s stockholders with respect to the proposed Business Combination and a preliminary prospectus of Omnichannel. The final proxy statement/prospectus will be sent to all Omnichannel stockholders, and Omnichannel will also file other documents regarding the proposed Business Combination with the SEC. This communication does not contain all the information that should be considered concerning the proposed Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the Business Combination.  Before making any voting or investment decision, investors and security holders are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed Business Combination as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Omnichannel through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by Omnichannel may be obtained free of charge by written request to: Christine Pantoya, Chief Financial Officer, Omnichannel Acquisition Corp., 485 Springfield Avenue #8, Summit, New Jersey 07901.

Forward-Looking Statements

This communication includes “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the business of Kin or the combined company after completion of the Business Combination are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward looking statements. These factors include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the transaction agreement and the proposed Business Combination contemplated thereby; (2) the inability to complete the transactions contemplated by the transaction agreement due to the failure to obtain approval of the stockholders of Omnichannel or other conditions to closing in the transaction agreement; (3) the ability to meet the NYSE’s listing standards following the consummation of the transactions contemplated by the transaction agreement; (4) the risk that the proposed transaction disrupts current plans and operations of Kin as a result of the announcement and consummation of the transactions described herein; (5) the ability to recognize the anticipated benefits of the proposed Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (6) costs related to the proposed Business Combination; (7) changes in applicable laws or regulations; and (8) the possibility that Kin may be adversely affected by other economic, business, and/or competitive factors. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Omnichannel’s Annual Report on Form 10-K, and other documents filed by Omnichannel from time to time with the SEC and the registration statement on Form S-4 and proxy statement/prospectus discussed above. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Omnichannel and Kin assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise.

Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved.

Participants in the Solicitation

Omnichannel, Kin and their respective directors and executive officers may be deemed participants in the solicitation of proxies of Omnichannel stockholders with respect to the proposed Business Combination. Omnichannel stockholders and other interested persons may obtain, without charge, more detailed information regarding the directors and executive officers of Omnichannel Acquisition Corp. and their ownership of Omnichannel’s securities in Omnichannel’s final prospectus relating to its initial public offering, which was filed with the SEC on November 23, 2020 and is available free of charge at the SEC’s website at www.sec.gov, or by written request to: Christine Pantoya, Chief Financial Officer, Omnichannel Acquisition Corp., First Floor West, 51 John F. Kennedy Parkway, Millburn, NJ 07078.

Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transaction will be included in the proxy statement / prospectus that Omnichannel intends to file with the SEC.

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This communication does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act, or an exemption therefrom.

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